				Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	February 1,	January 30,	January 29,	January 28,	February 3,
	2008	2009	2010	2011	2012

Earnings:
Earnings Before Income Taxes	$4,511	$3,506	$2,825	$3,228	$2,906
Fixed Charges	424	479	468	486	524
Capitalized Interest1	(65)	(36)	(19)	(4)	-
Adjusted Earnings	$4,870	$3,949	$3,274	$3,710	$3,430

Fixed Charges:
Interest Expense2	301	346	331	352	385
Rental Expense3	123	133	137	134	139
Total Fixed Charges	$424	$479	$468	$486	$524

Ratio of Earnings to Fixed Charges	11.5	8.2	7.0	7.6	6.5

1 Includes the net of subtractions for interest capitalized and additions for the amortization of previously-capitalized interest.

2 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

3 The portion of rental expense that is representative of the interest factor in these rentals.